Level 19
275 Kent Street
Sydney NSW 2000
T 02 8253 3810
pking@westpac.com.au
www.westpac.com.au

May 31, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2010

Filed November 15, 2010

File No. 001-10167

Dear Ms. Hayes:

We are writing to respond to your letter, dated April 18, 2011 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac Banking Corporation’s (“Westpac”) Form 20-F for the fiscal year ended September 30, 2010 (File No. 001-10167) filed with the Commission on November 15, 2010 (the “Form 20-F”).

For your convenience, the Staff’s comments on the Form 20-F have been reproduced below in bold text and are followed by our responses to the comments in plain text.

Form 20-F for the Fiscal Year Ended September 30, 2010

Information on Westpac, page 6

1.                                      Please provide proposed disclosure describing the nature of your operations and principle activities.  For example;

•                                          We note the disclosure with respect to loans based on their industry classification on page 169, for the major loan products in each lending category please expand this disclosure to include a narrative discussion of

•                                          underwriting policies and procedures;

•                                          lending requirements such as loan-to-value ratios, credit requirements and documentation;

•                                          whether loans are offered at fixed or variable rates; and

•                                          whether you hold loans to maturity or sell them in the secondary markets.

•                                          With respect to mortgage loans, please clarify whether you offer mortgages for single family, multi unit and commercial property.

•                                          Describe your wealth management services.

Confirm that you will include the expanded disclosure in future filings.

Subject to appropriate internal review and verification prior to filing, we confirm that we will include in Westpac’s next annual report on Form 20-F expanded descriptions of each of the key customer-facing business divisions that we identified on page 7 of the Form 20-F, in substantially similar terms as set forth in attachment 1A.

We have a well-established framework and supporting policies for managing the credit risk associated with lending across these business divisions. The framework and policies are described in the Risk and Risk Management section of the Form 20-F and further expanded in note 27 to the financial statements.  Subject to appropriate internal review and verification prior to filing, we will include in the Risk and Risk Management section of our next annual report on Form 20-F additional disclosure regarding our credit policies and procedures in substantially similar terms as set forth in attachment 1B.

Review of Group operations

Loan quality, page 94

2.                                      We note your response to comment four of our letter dated August 27, 2010 and your revised credit quality ratios and related footnote 3 to the table on page 95.  We note that you revised certain ratios to exclude the impact of the APRA required capital deduction above A-IFRS provisioning levels; however, the ratios as of September 30, 2009 and 2008 remain unchanged.  We understand from your response that the APRA requires the general reserve for credit losses to include both incurred and estimated future credit losses which differs from how the provision for loan impairment is calculated under A-IFRS.  Therefore, we are unclear as to why there would not be a difference between the provision for loan impairment calculated in accordance with A-IFRS and that required by APRA in any given period.  Please advise.

There is generally a difference between the provision for loan impairment calculated in accordance with A-IFRS and the General Reserve for Credit Losses (GRCL) required by APRA as the two are calculated on different bases. This difference can be either positive or negative depending on prevailing economic conditions. We note that the basis of our calculation of the GRCL has been agreed with APRA. APRA requires that the amount, if any, by which the GRCL exceeds the A-IFRS provision be deducted from Tier 1 capital for the purposes of determining regulatory capital. Where the A-IFRS provision is higher than the GRCL no capital adjustment is required by APRA.

The exclusion of the GRCL capital adjustment required by APRA from the ratio calculation had the following impacts on reported figures:

•                  As at 30 September 2009, the A-IFRS provision was higher than the GRCL and therefore there was no GRCL capital adjustment for that period and no effect on the ratio as previously reported.

•                  As at 30 September 2008, the GRCL was A$14 million higher than the A-IFRS provision and a GRCL capital adjustment was made.  In the context of a total provision as at 30 September 2008 of A$2,174 million the exclusion of this adjustment was not large enough to alter the ratio as previously reported.

•                  As at 30 September 2007 and 30 September 2006, the GRCL was higher than the A-IFRS provisions by A$128 million and A$117 million, respectively, and GRCL capital adjustments were therefore made.  Excluding these amounts from the calculation of the ratios resulted in slightly lower ratios than previously reported.

Risk Factors, page 118

3.                                      Some of your risk factor discussions are too vague to provide useful information to investors.  For example, refer to the risk factors titled “Business Risk, “Environmental, societal, and governance risks,” “Equity risk,” “Insurance risk,” “Model Risk,” etc.  Please provide proposed disclosure describing each risk and the potential consequences to investors.

As our counsel, Alan Paley of Debevoise & Plimpton LLP, discussed with you, the captions referred to in the second sentence of comment 3 are not part of the section headed “Risk Factors” but are under a separate section headed “Risk and Risk Management”.  This latter section is intended to describe for investors the broad range of risks that can affect our business and which are actively managed. We do not consider that every risk that we manage, including some of the risks listed under the heading “Risk and Risk Management” on page 125 of the Form 20-F, is sufficiently material to warrant inclusion in the risk factors section.

We have reviewed the risk factors that are described under the heading “Risk Factors” on pages 118-120 of the Form 20-F and believe that, except as noted below, these properly describe each of the key risks affecting our business.    We agree that the risk factor headed “Other risks” on page 120 of the Form 20-F is quite general and we will delete it in our next annual report on Form 20-F. In addition, as you requested during your conversation with Mr. Paley, in connection with preparing our annual report on Form 20-F for the year ending 30 September 2011, we will review the risk factors and ensure they describe each risk and the potential consequences to investors.

Credit risk, page 122

4.                                      To the extent that features of your loan products and/or your policies or procedures present a material risk of default, please include a discussion of the products and the features, policies and/or procedures which make them risky.  For example, high loan to value ratios, interest only loans, or second lien loans.

Westpac does not offer loans or loan products to customers with features that we believe would place the customer at a material risk of default.

Westpac has in place a range of policies and procedures that are designed to mitigate against the Group becoming exposed to riskier loans or loan products. We have approval processes covering the development of new products, and sector and product policies that set out acceptable standards for lending. These policies and procedures are further supported by approved risk appetite statements, which include various limits focussed on key portfolio and sub-portfolio risk metrics employed to monitor key risk aspects of business performance and prompt remedial action where necessary.

We consider that our policies and processes effectively manage the risks involved in loans and loan products across the Group.  Where considered appropriate, we monitor and control exposure to selected areas more closely. For example, Australian residential loans with a loan-to-value ratio (LVR) of greater than 95% require lender’s mortgage insurance and have more onerous qualification requirements. Similarly, low documentation residential mortgage loans, which are offered primarily to self-employed applicants where there may be limited ability to verify income stability, require lender’s mortgage insurance for LVR’s greater than 60%, and have lower maximum LVRs. Where we accept second mortgages as our primary security, we either have established specific policy restrictions (e.g. lower LVR and/or reduced estimated recoverable value) or we consider such proposals on an individual assessment basis where approvals are rare.  We offer interest only loans as part of our standard product suite, including within our residential mortgage portfolio.  In the case of both interest only and second mortgage lending, we undertake our usual assessment of the borrower’s ability to meet their financial obligations. For interest only residential mortgage proposals, our evaluation includes the borrower’s ability to fully repay the loan over its usual maximum term.

Notes to the financial statements

Note 10 — Available-for-sale securities, page 167

5.                                      We note your disclosure that investments in certain unlisted securities are measured at cost because the fair value cannot be reasonably estimated, and that this population includes government securities held, which have been issued by countries where markets are highly illiquid.  Please tell us how you believe these government securities met the criteria in paragraphs 46 and AG 80-81 in IAS 39 to be measured at cost, and please specifically address the fact that the vast majority of these securities have a contractual maturity date within one year.

Westpac holds government securities in certain countries in which it undertakes banking activities including Papa New Guinea, Fiji and the Solomon Islands. We consider that their cost represents their recoverable amount and provides a reasonable approximation for their fair value. There are no secondary markets for these particular government securities and the tenor of the instruments issued is predominantly less than 3 months.  Due to the illiquidity of the markets in which these instruments are held we are not able to determine fair value by reference to observable market prices. In the interests of transparency we categorised these instruments as available-for-sale instruments at cost and added the footnote describing the nature of the instruments. We acknowledge this additional disclosure may be confusing and will amend future filings to remove such confusion. We note that these government securities comprised A$407 million, or 3%, of the total available-for-sale securities as at 30 September 2010 and only 0.07% of total assets.

Note 27 — Financial risk, page 208

27.2.4 Credit risk mitigation, collateral and other credit enhancements

6.                                      We note your disclosure that current account set-off is recognized for exposures to creditworthy customers domiciled in Australia and New Zealand only, and that customers are required to enter into formal agreements giving you the unfettered right to set-off gross credit and debt balances in their nominated account.  We also note your disclosure that you have entered into master dealing arrangements which allow netting in specified jurisdictions.  Please respond to the following:

(a)          Tell us whether master dealing arrangements are the same as master netting arrangements, which you also indicate you enter into to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring exposures.  If not, please describe the differences.  As part of your response, please clarify whether balances under either of these arrangements are netted for IFRS reporting purposes.

(b)         Tell us more about the formal agreements you enter into for certain creditworthy customers domiciled in Australia and New Zealand which permit you the unfettered right to set-off.  For example, tell us what types of customers they are used for (retail, commercial, other financial institutions), why you limit to just certain countries, whether you actually use your right to set-off the balances, and whether the amounts actually are offset on the balance sheet for IFRS reporting purposes.

(c)          We note your general policy for offsetting on page 154.  Please tell us the typical type of arrangements where this policy is achieved.  For example, please tell us whether offsetting is obtained for derivatives, repurchase agreements and reverse repurchase agreements, or other types of arrangements, and please quantify the amount of offsetting permitted as of September 30, 2010 and 2009.

(a)                                   ‘Master dealing arrangements’ has the same meaning as ‘master netting arrangements’. We will revise our future filings to ensure the terminology used is consistent throughout the financial statements. We currently have not identified any balances under our master netting agreements which satisfy the netting requirements under paragraph 42 of IAS 32, and consequently no balances have been netted for IFRS reporting purposes.

(b)                                  These formal agreements document the set-off arrangements between Westpac and the customer on our current accounts. The agreements permit us to combine the balances of nominated accounts to arrive at a net balance for the purposes of interest calculation, and allow Westpac, at any time and without prior notice, to set-off credit balances against debt balances within the nominated accounts.

The availability of this arrangement is restricted to customers in Australia and New Zealand because of our knowledge of these markets, the certainty of our legal position and our capability to effectively monitor and control these exposures. These customers normally comprise our commercial, corporate and institutional customers. For internal risk management purposes, these balances are reported on a net basis but for IFRS reporting purposes they are not netted as they do not satisfy the netting requirements under paragraph 42 of IAS 32. As we do not net these balances on our balance sheet for IFRS reporting purposes, we will in future amend the heading of the note disclosure (on page 208 of the Form 20-F) to better reflect the nature of this arrangement (i.e. from “Balance sheet netting” to “Netting”).

(c)                                   Our general policy for offsetting would allow us to offset for derivatives and repurchase agreements if these arrangements met the requirements in the accounting standards. However, at 30 September 2009 or 30 September 2010, we did not identify any arrangements which satisfied the netting requirements under paragraph 42 of IAS 32. Consequently, no balances were offset in the 2009 and 2010 reporting years.

27.2.5 Credit risk concentrations, page 215

7.                                      We note that loans for retail lending increased on a consolidated basis from A$267.4 billion at September 30, 2009 to A$301.2 billion at September 30, 2010, and that the same category increased in the parent entity accounts from A$176.5 billion to A$298.5 billion.  Please tell us the principal causes for the increase in retail lending on a consolidated basis and then discuss why the increase is so much larger in the parent entity accounts.

The increase in retail lending on a consolidated basis from A$267.4 billion to A$301.2 billion related to ‘loans — housing and personal’ that were domiciled in Australia.

Australian housing lending increased approximately 12% and represented growth of around 1.2 times banking system for the 12 months to 30 September 2010.  This information is provided on pages 82-83 and 93 of the Form 20-F, in the section entitled “Review of Group Operations”.

The Westpac Retail & Business Banking (WRBB) division loan balance contributed the majority of the increase in the retail lending balance on a consolidated basis.  Overall, the WRBB mortgages balance increased 14% with growth of around 1.4 times system growth. The growth reflected:

•                  An increase in mortgages written through the proprietary channels to 64% in 2010 from 56% in 2009; and

•                  Strong customer retention, with the division retaining its significant market share gain of over 2% since the beginning of 2009.

This information is provided on page 102 of the Form 20-F, in the section entitled “Divisional Performance”.

The increase in retail lending in the parent entity accounts from A$176.5 billion to A$298.5 billion related to ‘loans — housing and personal’ that were domiciled in Australia. This significant increase was principally due to the transition during the 2010 financial year of Westpac and St.George to a single authorised deposit-taking institution (ADI).  This was disclosed on page 11 of the Form 20-F under “Significant Developments”.

In summary, on 1 March 2010 Westpac and St.George transitioned to operating as a single ADI.  The legal entity St.George Bank Limited was deregistered and Westpac Banking Corporation became its successor in law. This resulted in all St.George’s assets and liabilities (including loans) becoming Westpac’s assets and liabilities.  The details of the assets and liabilities transferred are disclosed on page 295 in note 43 to the financial statements included in the Form 20-F. Since 1 March 2010, St.George has operated as a business division within the Westpac Group, rather than as a separate legal entity.

The total loans balance which transferred to the Westpac parent entity balance sheet on 1 March 2010 was $115.7 billion. These St.George loans formed part of the consolidated loans balance as at 30 September 2009 but were not part of the Westpac parent entity balance.  As a result, the increase in the loans balance from 30 September 2009 to 30 September 2010, particularly in retail lending ‘loans — housing and personal’, was significantly higher in the parent entity accounts than on a consolidated basis.

27.2.6 Credit quality of financial assets, page 224

8.                                      We note your disclosure in footnote 1 to the table on page 226 that you reclassified A$5,080 of derivative financial instruments, representing 81% of the former balance, from satisfactory to strong as it better reflected the credit rating of the instruments, and similar reclassifications were performed for the available-for-sale portfolio.  Please tell us whether you revised your methodology for categorizing the instruments or whether there was an error in classifying the instruments originally.  As part of your response, please tell us whether the original credit ratings assigned to the instruments were revised.

There were no changes to the original credit ratings assigned to the relevant instruments, nor was there a change in the methodology applied.

The revision referred to in the footnote was due to an inconsistent application of the methodology for categorising the instruments using assigned credit grades between the categories of strong, satisfactory and weak. This involved an overly conservative application of the methodology to certain derivative instruments, available-for sale securities and trading securities.  This revision was isolated to this specific disclosure and did not have any impact on the measurement of these derivative instruments, available-for-sale securities or trading securities.  The methodology was applied appropriately to all other financial instruments.  We have now aligned the application of the methodology across all financial instruments and as such it will be applied consistently in all future disclosures.

9.                                      We note your disclosure in footnote 2 to the table on page 226 that trading securities, other financial assets designated at fair value and life insurance assets of A$11.5 billion that do not have credit ratings have been included in the strong category.  Please describe for us, and provide disclosure in future filings, of the additional analysis you performed to include the instruments in the strong category.  As part of your response, please tell us whether you have classified similar instruments with no credit ratings in either the good/satisfactory or weak category and quantify the amounts.

Life insurance assets comprised $11.4 billion of the total $11.5 billion disclosed in footnote 2 on page 226 of the Form 20-F. The remainder of the assets relating to trading securities and other financial assets designated at fair value are predominantly listed equity securities.

The nature of the life insurance assets are primarily units held in domestic and international unit trusts which invest predominantly in government securities and listed equity securities.  Where there is no specific credit rating we look to other factors to indicate the appropriate category for classification.  In respect of the life insurance assets, we look to the investment strategy and mandate.  These assets are held in regulated entities with strict investment criteria in order to protect the policy holder liabilities.  The investment mandates of these regulated entities primarily require them to hold assets that we would classify as strong credit quality assets.  As a result, it is considered appropriate to classify the life insurance assets as strong credit quality assets.

As requested, we will revise our future filings to include details of why these assets have been classified as strong.  See attachment 2 for an example of the proposed disclosure.

We also classify other financial instruments with no specific credit rating.  Specifically, other financial assets is primarily comprised of ‘accrued interest receivable’ of A$ 1.2 billion as at 30 September 2010 which was allocated to strong, satisfactory and weak in proportion to and to correspond with the underlying classification of the ‘loans — housing and personal’ and ‘loans — business’ to which the accrued interest receivable relates.  The remainder of the balance is primarily related to ‘securities sold not yet delivered’ and was allocated to the strong category as proportionately 99.9% of the trading securities were classified as strong.  We have included proposed additional footnote disclosure to describe this in attachment 2.

27.2.10 Impaired loans, page 229

10.                               We note your response to comment nine of our letter dated August 27, 2010 and your related disclosure on page 230.  We remain unclear as to how your current disclosure complies with the requirements of paragraph 37(c) of IFRS 7 with respect to disclosing the fair value of collateral underlying your individually impaired loans.  In particular, we are unclear as to why you are unable to estimate the fair value of the collateral underlying your individually impaired loans given that your impairment measurement for collateralized financial assets (as discussed in your response and disclosed on page 147) takes into consideration the cash flows that may result from foreclosure less costs for obtaining and selling the collateral (based on the current fair value of the collateral), regardless of whether foreclosure is probable.  Furthermore, we are unclear as to how you determined the collateral coverage tables on page 230 are representative of your true collateral coverage given that they are based on a mixture of loan-to-value ratios calculated either at origination or subsequently re-measured, Accordingly, please revise your disclosure in future filings to fully comply with the requirements of paragraph 37(c) of IFRS 7. In this regard, please also describe whether there are any circumstances in which updated collateral values are not obtained for individually impaired loans.  Provide us with a draft of your intended disclosure revisions.

Our accounting policy in relation to impairment of financial assets carried at amortised cost is disclosed on page 147 of the Form 20-F.  This states that “the calculation of the present value of estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable”.

Our approach to determining the value of collateral underlying those of our financial assets that have been determined as being individually impaired has several aspects. When determining the potential net present value of cash flows that may result from foreclosure, the estimated net realisable value of collateral held is based on a combination of:

•                  formal valuations currently held in respect of such collateral; and

•                  management’s assessment of the potential realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

The approach also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot reliably estimate a potential realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

We acknowledge that IFRS 7, paragraph 37 (c) requires disclosure of an estimate of the fair value of collateral held as security for financial assets assessed as impaired, unless impracticable.

While we take into account the value of collateral based on the methodology described above, in applying our accounting policy we do not fair value all of the collateral held at every balance date as it would be impracticable for us to do so. We have a significant number of loans against which collateral is held and therefore the time that would be required to perform balance date valuations would be prohibitive.  Accordingly, as permitted by IFRS 7, paragraph 37(c), we do not include disclosure of an estimate of the fair value of collateral held as security for financial assets assessed as impaired.

For completeness, we note that this paragraph has been removed from the version of IFRS 7 that will apply to our financial year end 30 September 2012 although the standard will continue to require a description of the collateral held.  We included this disclosure on page 214 of the Form 20-F and will continue to include similar disclosure in future filings in accordance with IFRS 7.

In relation to individually assessed provisions, we review the estimated net realisable value of collateral held in support of individually impaired financial assets, and thus the need to revisit the adequacy of individually assessed provisions, in conjunction with our usual quarterly reviews of problem assets.

In addition, we propose to enhance our disclosure relating to our collateral coverage tables to more fully explain the methodology.  Please see attachment 3 for proposed revised disclosure.

Note 35 — Superannuation commitments, page 270

11.                               We note your disclosure on page 273 that the expected return on assets for active members is net of tax and the expected return on pensioner assets is gross of tax.  Please tell us why you use different expected return rates depending on working status of the employee.

The expected return rates that were disclosed reflect the fact that active plan members and pensioners have different tax status under Australian law. Returns on plan assets for active members are subject to tax, while the returns on plan assets for pensioners are tax exempt.

Report of independent registered public accounting firm, page 300

12.                               We note that the report of your independent registered public accounting firm contains a limitation on their liability with respect to claims arising out of their audit reports included in your Form 20-F.  This type of liability limitation does not appear appropriate or in accordance with Article 2 of Regulation S-X.  Please tell us how you concluded this type of liability limitation is appropriate, or revise to remove this limitation from the independent registered public accounting firm’s audit report.

The disclosure under the heading “Limitation on Independent Registered Public Accounting Firm’s Liability”, which appears on page 301 of the Form 20-F, does not form part of the report of our independent registered public accounting firm. As indicated in the index on page 3 of the Form 20-F, the audit reports appear on pages 298-300 of the Form 20-F.  We have included this disclosure immediately following the audit report to inform investors of a statutory limitation on the liability of the auditors. As our disclosure does not form an extension of the audit report, we made this additional disclosure under a separate heading outside of the indexed section “Report of independent registered public accounting firm.”

The Professional Standards Act (1994) (PSA), which is legislation of the Parliament of New South Wales, Australia, provides a statutory scheme for professionals such as accountants to limit their liability in connection with the performance of their professional occupation. A scheme is prepared by the representative professional association of a group of professionals, and lodged with a particular government body, the Professional Standards Council (PSC), for approval.  Once approved by the PSC, a scheme limits the liability of those covered by the scheme in respect of acts done or omitted in the performance of their occupation. Some liability is not limited (e.g. liability arising from breach of trust, fraud or dishonesty).

A scheme developed by the professional association for chartered accountants in Australia, the Institute of Chartered Accountants in Australia (ICAA), was approved in the mid 1990’s (NSW Accountants Scheme). The NSW Accountants Scheme limits the liability of accountants who are members of the ICAA. Membership of the professional association for chartered accountants is essential to conducting business as a chartered accountant. The PSA specifically prohibits a person who is a member of a scheme from contracting out of that scheme. As the NSW Accountants Scheme is a statutory scheme, we do not believe it contravenes Article 2 of Regulation S-X.

*   *   *   *

Westpac acknowledges that:

•                  Westpac is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  Westpac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 3810 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Sincerely,

Westpac Banking Corporation

By:	/s/ Peter King
Peter King
Deputy Chief Financial Officer

cc:           Paddy Rennie, Westpac Banking Corporation

                Alan H. Paley, Debevoise & Plimpton LLP

Attachment 1A

(SEC comment 1)

Organisational Structure

Our operations comprise the following five key customer-facing business divisions operating under multiple brands, serving around11.8 million customers:

•                  Westpac Retail & Business Banking, which we refer to as Westpac RBB, is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers (typically with turnover of up to A$100 million) in Australia under the ‘Westpac’ and ‘RAMS’ brands.  RAMS is a home loan franchise distribution business.  Activities are conducted through Westpac RBB’s nationwide network of branches and business banking centres, home finance managers and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, automatic teller machines, which we refer to as “ATMs,” and internet channels.

•                  Westpac Institutional Bank, which we refer to as WIB, delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in, or with interests in, Australia and New Zealand.  WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, specialised capital, margin lending, broking and alternative investment solutions.  Customers are supported through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

•                  St.George Bank is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George and BankSA brands.  Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to A$150 million) are provided with a wide range of banking and financial products and services, including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.

•                  BT Financial Group (Australia), which we refer to as BTFG, is Westpac’s wealth management business. Funds Management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and master trusts and private banking and financial planning. Insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance and deposit bonds. BTFG brands include Advance Asset Management, Ascalon, Asgard, BT Investment Management (60% owned by us and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Securitor and the advice, private banking and insurance operations of BankSA, St.George and WRBB.

•                  New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small to medium business customers in New Zealand.  The sales and service division operates via an extensive network of branches and ATMs across both the North and South Islands.  Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear within WIB.  Banking products are provided under the Westpac brand while insurance and wealth products are provided by Westpac Life New Zealand and BT New Zealand.  We conduct our New Zealand banking business through two banks in New Zealand: consumer and business banking operations are provided by Westpac New Zealand Limited, which is incorporated in New Zealand, and institutional customers are supported by Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia and forms part of WIB.

…

Attachment 1B

(SEC comment 1)

Credit Risk

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations.

We have a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions.  The framework and policies encompass all stages of the credit cycle - origination, evaluation, approval, documentation, settlement, on-going administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum loan repayment to income ratio and maximum loan to security value ratio. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the subject property or other acceptable collateral. Where we lend to higher loan to value ratios we typically also require lender’s mortgage insurance.  Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment.  In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a charge over business assets and/or real estate. For larger corporates and institutions we typically also require compliance with selected financial ratios and undertakings and may hold security.  In respect of commercial property lending we maintain loan origination and on-going risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

Refer to Note 27 to the financial statements for details of our credit risk management policies.

Attachment 2

(SEC comment 9)

27.2.7 Financial assets that are neither past due nor individually impaired

…

(2) Trading securities, other financial assets designated at fair value and life insurance assets of $11,552 million (2009: $11,557 million) that do not have assigned credit ratings have been included in the strong category.  These assets primarily include assets held in regulated life insurance entities with specific investment policies regarding the quality of the assets invested in and listed equity securities and are therefore considered strong credit quality.

…

(4) Other financial assets includes accrued interest of $1,174 million (2009: $836 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates.  Securities sold not yet delivered of $725 million (2009: $1,117 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

…

Attachment 3

(SEC comment 10)

27.2.8 Financial assets that are past due, but not individually impaired

…

The following analysis shows our assessment of the coverage provided by collateral held in support of impaired financial assets. The estimated realisable value of collateral held is based on a combination of:

•                  formal valuations currently held in respect of such collateral; and

•                  management’s assessment of the estimated realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

This analysis also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot satisfactorily estimate a realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

In the table below, an individually impaired financial asset is deemed to be “fully secured” where the ratio of the impaired asset amount to our current estimated net present value of realisable collateral is less than or equal to 100%. Such assets are deemed to be “partially secured” when this ratio exceeds 100% but not more than 150%, and “unsecured” when either no security is held (e.g. can include credit cards, personal loans and exposures to highly rated corporates) or where the secured loan to recoverable value exceeds 150%.

…